Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kitov Pharmaceuticals Holdings Ltd.:

We consent to the use of our report dated March 27, 2017, with respect to the consolidated statements of financial position of Kitov Pharmaceuticals Holdings Ltd. (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated herein by reference.

Our report dated March 27, 2017 contains an explanatory paragraph that states that there is an ongoing activity conducted by the Israel Securities Authority to investigate allegations that the Company did not disclose certain information to the public. In addition, numerous lawsuits and motions have been filed against the Company and certain of its office holders. The ultimate outcome of these matters cannot presently be determined, and no provision for any liability that may result has been made in the consolidated financial statements. Our opinion is not modified in respect of this matter.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel Aviv, Israel
June 6, 2017